--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                                AMENDMENT NO. 2
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            ENVIROTEST SYSTEMS CORP.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                               STONE RIVET, INC.
                      ENVIRONMENTAL SYSTEMS PRODUCTS, INC.
                                   (BIDDERS)

                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------


                                   29409W105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              TERRENCE P. MCKENNA
                    C/O ENVIRONMENTAL SYSTEMS PRODUCTS, INC.
                                 7 KRIPES ROAD
                         EAST GRANBY, CONNECTICUT 06026
                                 (860) 653-0081

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    COPY TO:

                           RICHARD I. ANSBACHER, ESQ.
                           ELISABETH J. HARPER, ESQ.
                        SHAW PITTMAN POTTS & TROWBRIDGE
                              2300 N STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-8000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 2 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Environmental Systems Products Inc., a Delaware corporation ("Parent"), and Stone Rivet, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser") relating to the offer by the Purchaser to purchase all outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Envirotest Systems Corp., a Delaware corporation (the "Company"), at $17.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments and supplements thereto, copies of which were previously filed as Exhibits 99(a)(1) and 99(a)(2), respectively, to the Schedule 14D-1 (which collectively constitutes the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1, including the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

     (f) The text of Section 13 of the Offer to Purchase is hereby amended and restated to read as follows:

          Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if
     (i) the Minimum Condition shall not have been satisfied and (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer. Furthermore, the Purchaser may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if at any time on or after the date of the Merger Agreement, and prior to the expiration of the Offer, any of the following conditions shall exist:

             (a) there shall have been any judgment, order or injunction entered or issued by any United States or Canadian federal, state or provincial court or governmental, administrative or regulatory authority or agency that (i) materially prohibits or limits the ownership or operation by Parent or any of its subsidiaries, or the Purchaser, of all or a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or compels Parent or any of its subsidiaries, the Purchaser, the Company or any of its subsidiaries, to dispose of or hold separate all or any material portion of the business or assets of the Company and any of its subsidiaries, taken as a whole, or Parent and any of its subsidiaries, taken as a whole, in each case as a result of the Offer or the Merger; (ii) prohibits or makes illegal the acceptance for payment, payment for or purchase of some or all of the Shares pursuant to the Offer or the consummation of the Offer or the Merger; (iii) results in a material delay in, or prevents, the acceptance of Shares for payment, payment for or purchase of some or all the Shares tendered pursuant to the Offer; or (iv) imposes limitations on the ability of Parent or the Purchaser to exercise effectively full rights of ownership of any Shares, including the right to vote any Shares acquired by the Purchaser pursuant to the Offer on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement, the Offer and the Merger;

             (b) a "Material Adverse Effect" shall have occurred and be continuing. A "Material Adverse Effect" means the result of one or more events, changes or effects which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, the financial condition, results of operations or prospects of the Company and its subsidiaries and Holdings, Parent, the Purchaser and their subsidiaries, taken as a whole;

             (c) any representation or warranty of the Company set forth in the Merger Agreement that is qualified by reference to a Material Adverse Effect shall not be true and correct or any representation or warranty that is not so qualified shall not be true and correct so as to have a Material Adverse Effect, in each case as if such representation or warranty of the Company was made as of such time on or after the date of the Merger Agreement (except for representations or warranties made as of a specific date, which shall be true and correct as of such date);

             (d) the Company shall have failed to perform, or comply with, any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, which failure has a Material Adverse Effect;

             (e) the Merger Agreement shall have been terminated in accordance with its terms;

             (f) the Purchaser and the Company shall have agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; or

             (g) there shall not have occurred and be continuing (a) any general suspension of trading of securities on the New York Stock Exchange, AMEX or in the NASDAQ National Market System (other than circuit breakers),
        (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) the commencement of a war or other similar international or national calamity or emergency, directly or indirectly involving the United States, (d) any limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit by banks or other lending institutions, (e) in the case of the foregoing clauses (c) and (d), a material escalation or worsening thereof, or (f) any other material adverse change in banking or capital market conditions that has had a material adverse effect on the syndication of leveraged bank credit facilities or the consummation of high yield offerings, as the case may be.

     Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the Merger Agreement, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with applicable laws. Any such delay will be effected in compliance with Rule 14e-1(c) under the Exchange Act (which requires a bidder to pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer). The Merger Agreement provides that the foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to any such condition, and subject to the terms and conditions of the Merger Agreement, may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by the Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date: September 8, 1998
                                          STONE RIVET, INC.

                                          By:    /s/ TERRENCE P. MCKENNA
                                            ------------------------------------
                                            Name: Terrence P. McKenna
                                            Title: President and Chief Executive
                                              Officer

Date: September 8, 1998
                                          ENVIRONMENTAL SYSTEMS
                                          PRODUCTS, INC.

                                          By:    /s/ TERRENCE P. MCKENNA
                                            ------------------------------------
                                            Name: Terrence P. McKenna
                                            Title: President and Chief Executive
                                              Officer